Mail Stop 4561

August 22, 2006

Charles A. Hinrichs
Senior Vice President and
Chief Financial Officer
Smurfit-Stone Container Corporation
150 North Michigan Avenue
Chicago, IL 60601

      Re: **Smurfit-Stone Container Corporation**
               Form 10-K for the Fiscal Year Ended
               December 31, 2005
               Filed March 6, 2006
               Forms 10-Q for the Quarterly Periods Ended
               March 31, 2006 and June 30, 2006
               Forms 8-K Filed January 25, 2006, April 25, 2006
               and July 26, 2006
               File No. 000-23876

Dear Mr. Hinrichs:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Note 1. Significant Accounting Policies, page 45

1.   We have noticed that certain companies within your industry have relied upon the guidance in SFAS 143 in estimating and discounting reforestation liabilities. Tell us whether you have reforestation obligations or other asset retirement obligations

related to your timberland, the extent of those obligations, and how you have considered SFAS 143 in accounting for those obligations. Further clarify why, as you disclose, the obligations relating to operating facilities can not be reasonably estimated and how the Company's accounting (not recording a liability) follows the provisions of SFAS 143.

Note 24. Contingencies, page 75

2.   We note in your disclosure that you are a defendant in a number of lawsuits and claims arising out of the conduct of your business including environmental matters. You disclose that the ultimate results of these proceedings cannot be predicted with certainty and are not believed to have a material adverse impact on your financial condition or results of operations. We caution you that a statement that the contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is a least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. In that case, you must either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible or (b) state that such an estimate cannot be made. Refer to Question 5 of SAB Topic 5Y. Tell us how you intend to comply with these requirements.

Form 10-Q for the quarterly period ended March 31, 2006

Note 4. Stock-Based Compensation, page 5

3.   We note that you adopted SFAS 123(R) in the interim period ended March 31, 2006. Please tell us your consideration for the disclosure requirements of SAB No. 107, Section H, Question 1 which includes all of the disclosures required by paragraphs A240-242 of Statement 123(R). Note that these requirements also apply to the interim period ended June 30, 2006. Additionally, we also note upon the adoption of SFAS 123(R) that you implemented a lattice option pricing model to estimate the value of stock options as opposed to the Black-Scholes model which you used previously. Tell us how you considered disclosing the basis for the change in valuation model as noted in SAB No. 107, Section C, Question 3. If you determine that you have not provided the required disclosures of this bulletin, tell us how you intend to comply with this bulletin.

Forms 8-K filed January 25, 2006, April 25, 2006 and July 26, 2006

4.   We note your use of non-GAAP measures under Item 9.01 of the Form 8-Ks noted above which excludes a number of recurring items. Tell us how you

considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

- the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. Additionally, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore at (202) 551-3406, Thomas Ferraro at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief